Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AbitibiBowater Inc.:

We consent to the use of our report dated March 1, 2007, with respect to the consolidated balance sheet of AbitibiBowater Inc. (formerly Bowater Inc.) and subsidiaries (the Company) as of December 31, 2006, and the related consolidated statements of operations, capital accounts and cash flows for each of the years in the two-year period ended December 31, 2006.

Our audit report covering the 2006 and 2005 consolidated financial statements refers to changes in the Company's method of quantifying errors, accounting for share-based payments, accounting for pensions and other postretirement benefits plans, and accounting for conditional asset retirement obligations.

/s/ KPMG LLP

Greenville, South Carolina
July 21, 2008